

February 2, 2011

<u>Via U.S. Mail and Facsimile</u>
Frank J. Notaro
Vice President, General Counsel and Secretary
IDEX Corporation
1925 West Field Court, Suite 200
Lake Forest, Illinois 60045

>   **Re: Microfluidics International Corporation**
>   **Schedule TO-T Filed on January 25, 2011**
>   **Filed by Nano Merger Sub Inc., and IDEX Corporation**
>   **Amendment No. 1 to Schedule TO-T**
>   **Filed January 28, 2011**
>   **File No. 005-35850**

Dear Mr. Notaro:

        We have limited our review of the filings to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-T</u>

<u>Exhibit 99(A)(1)(A): Offer to Purchase</u>

<u>The Offer, page 10</u>

<u>Terms of the Offer, page 10</u>

1.   We note your statement that any extension, delay, termination, waiver or amendment of the offer will be followed as promptly as practicable by public announcement if required. Please revise the reference to "promptly as practicable" to conform to the requirements of Exchange Act Rules 14d-3(b)(1), and 14d-4(d)(1).

Background of the Offer; Past Contacts, Negotiations and Transactions, page 26

2.   Consistent with the requirements set forth in Item 5 of Schedule TO and corresponding Item 1005(b) of Regulation M-A, supplement the disclosure in this section to describe in greater detail all negotiations amongst the parties that were related to the terms of the Agreement Concerning Debenture and the Strategic Collaboration Agreement. Specifically, please provide further detail of discussions regarding the reduction in the offer price resulting from such negotiations and any "other concessions" agreed upon by IDEX and the company as a result of negotiations with Celgene Corporation and its affiliates.

Representations and Warranties, page 38

3.   Notwithstanding your inclusion of language warning shareholders of the limitations of reliance on certain assertions embodied in the merger agreement, please confirm your understanding that you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the filing not misleading.

Conditions of the Offer, page 56

4.   Please refer to conditions listed in the third, fourth and fifth full bullet points on page 56. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The determination of whether Microfluidics has failed to comply with or perform in any material respect with the representations and warranties and/or agreements and covenants in the Merger Agreement, and the determination of whether any failure to do so has been sufficiently cured, appears to be left to the sole determination of the filing persons/bidders. Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition to include an objective standard, such as a standard of reasonableness, against which the filing persons' discretion may be judged.

5.   The paragraph on page 57 following the specified conditions states that the foregoing conditions are in addition to, and not a limitation of, the rights of the filing persons to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement. This language suggests that you have not provided a materially complete description of the offer conditions in the offer to purchase. Please revise to disclose any additional offer conditions that you have omitted, and to clarify that you will terminate the offer only pursuant to the specific disclosed conditions described in the offer to

purchase. Also disclose how you would inform security holders of such termination. Refer generally to Section 14(e) of the Exchange Act.

6. The first sentence of the final paragraph of this section states that "from time to time" you may waive any tender offer condition, or amend, modify or supplement any of the tender offer conditions or terms of the Offer. Please revise to indicate that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to "from time to time."

7. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language on page 57 seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

8. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me at (202) 551-3757. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (312) 993-9767
Mark Gerstein, Esq.
Latham & Watkins LLP